SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2015
Commission File Number 0-28800
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DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2015, incorporated by reference herein:
Exhibit
99.1
Release dated January 21, 2014, entitled “PRODUCTION UPDATE: RISE IN GOLD PRODUCTION OF ABOUT 6% EXPECTED”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 21, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
PRODUCTION UPDATE: RISE IN GOLD PRODUCTION OF ABOUT 6% EXPECTED
DRDGOLD shareholders are advised that the Company expects an increase in gold production of the order of 6% for the six months ended 31 December 2014 compared with the six months ended 31 December 2013.
Operating profit for the six months is likely to be around 5% higher, in line with the increase in gold production for the same period, while the Company’s cash and cash equivalents balance is expected to have increased by 19% since 30 September 2014.
Chief Executive Officer Niël Pretorius attributed the improvement in gold production to the restoration of metallurgical efficiencies and operating business improvements following the suspension of the Company’s new flotation and fine-grind circuit in April 2014. Pretorius announced that following the successful completion of test work in December 2014, the second flotation stream was restarted in the second week of January 2015 while the third stream is expected to be up and running by the end of the week.
Shareholders are advised that this update does not constitute an earnings forecast, and that the financial information provided has neither been reviewed nor reported on by the external auditors.DRDGOLD’s full results for the quarter and six months ended 31 December 2014 will be released at or around 08:00 South African time on Thursday, 19 February 2015, via SENS and the Company’s website,
www.drdgold.com.
Roodepoort
21 January 2015
Sponsor and Debt Sponsor
One Capital